UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Model N. Inc.
(Name of Issuer)
Common Stock, par value $0.00015 per share
(Title of Class of Securities)
607525102
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 607525102

1	NAME OF REPORTING PERSON Conestoga Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 23-3072906
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,943,592
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,179,067
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,179,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.36%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 607525102

1	NAME OF REPORTING PERSON Conestoga Small Cap Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-3865089
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,382,844
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,382,844
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,382,844
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.38%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 607525102
ITEM 1(a).	NAME OF ISSUER: Model N. Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 777 Mariners Island Blvd. Suite 300 San Mateo, CA 94404
ITEM 2(a).	NAME OF PERSON FILING: Conestoga Capital Advisors LLC Conestoga Small Cap Fund
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 550 E. Swedesford Rd. Suite 120 Wayne, PA 19087
ITEM 2(c).	CITIZENSHIP: Delaware Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.00015 per share
ITEM 2(e).	CUSIP NUMBER: 607525102
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [X]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
As of December 31, 2021 the Reporting Persons Conestoga Capital Advisors indirectly beneficially owned 5,179,067 shares while the Conestoga Small Cap Fund owned 3,382,844 of the 36,062,024 shares of the Issuers Common Stock indirectly beneficially owned by Conestoga Capital Advisors. Such shares of the Issuers Common Stock were directly beneficially owned by the Accounts. The Conestoga Small Cap Fund beneficially owned 9.38% of the Issuers issued and outstanding Common Stock.
(b) Percent of class:
As of December 31, 2021, the Reporting Persons indirectly beneficially owned 14.36% and 9.38% of the Issuers issued and outstanding Common Stock (based on 36,062,024 shares of the Issuers Common Stock outstanding as of November 5, 2021 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2021). Such shares of the Issuers Common Stock were directly beneficially owned by The Conestoga Small Cap Fund.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Conestoga Capital Advisors LLC - 4,943,592 Conestoga Small Cap Fund - 3,382,844
(ii) shared power to vote or to direct the vote:
Conestoga Capital Advisors LLC - 0 Conestoga Small Cap Fund - 0
(iii) sole power to dispose or direct the disposition of:
Conestoga Capital Advisors LLC - 5,179,067 Conestoga Small Cap Fund - 3,382,844
(iv) shared power to dispose or to direct the disposition of:
Conestoga Capital Advisors LLC - 0 Conestoga Small Cap Fund - 0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 607525102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 10 2022	Conestoga Capital Advisors LLC By: /s/ Duane D'Orazio Name: Duane D'Orazio Title: Chief Compliance Officer
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).